

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Ferdinand V. Lepere
Chief Financial Officer
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

> **Re: TBS International PLC**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-34599**

Dear Mr. Lepere:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(914) 779-5230